UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

PARADIGM HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69901V106

(CUSIP Number)

Martin M. Hale, Jr.
570 Lexington Avenue
49 th Floor
New York, NY 10022
212-751-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 11 Pages)

CUSIP No. 69901V106		SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON

	Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

	WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER

OWNED		76,918,125 shares (See Item 5)

BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
		76,918,125 shares (See Item 5)
WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	76,918,125 shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	42.15% (See Item 5)
14	TYPE OF REPORTING PERSON

	PN

CUSIP No. 69901V106		SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON

	Hale Fund Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

	WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER

OWNED		76,918,125 shares (See Item 5)

BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
		76,918,125 shares (See Item 5)
WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	76,918,125 shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	42.15% (See Item 5)
14	TYPE OF REPORTING PERSON

	OO

CUSIP No. 69901V106		SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON

	Martin M Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

	PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Untied States
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER

OWNED		152,460,525 Shares (See Item 5)

BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
		152,460,525 Shares (See Item 5)
WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	152,460,525 Shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	83.55% (See Item 5)
14	TYPE OF REPORTING PERSON

	IN

CUSIP No. 69901V106		SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON

	EREF PARA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

	WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER

OWNED		75,542,400 Shares (See Item 5)

BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
		75,542,400 Shares (See Item 5)
WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	75,542,400 Shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	41.40% (See Item 5)
14	TYPE OF REPORTING PERSON

	OO

CUSIP No. 69901V106		SCHEDULE 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON

	Hale Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

	WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER

OWNED		75,542,400 Shares (See Item 5)

BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
		75,542,400 Shares (See Item 5)
WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	75,542,400 Shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	41.40%(See Item 5)
14	TYPE OF REPORTING PERSON

	OO

CUSIP No. 69901V106	SCHEDULE 13D	Page 7 of 11 Pages

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 3”) amends and restates Amendment No. 2 to the Schedule 13D filed on July 27, 2010 in its entirety and amends the Schedule 13D filed on April 24, 2009 [File Number 005-31925] (the “Original Schedule 13D”) as amended by Amendment No. 1 to the Schedule 13D filed on June 2, 2010 (and together with the Original Schedule 13D, as amended, the “Amended Schedule 13D”), on behalf of the following persons (collectively, the “Reporting Persons”): (i) Hale Capital Partners, LP, a Delaware limited partnership (“HCP”); (ii) Hale Fund Partners, LLC, a Delaware limited liability company (“HFP”); (iii) EREF PARA, LLC, a Delaware limited liability company (“EREF”); (iv) Hale Fund Management, LLC,  a Delaware limited liability company (HFM); and (v) Martin Hale, Jr., an individual (“MH”).  Unless specifically amended hereby, the disclosures set forth in the Amended Schedule 13D shall remain unchanged. All capitalized terms not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Amended Schedule 13D.

ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Amended Schedule 13D is being amended to include the following:

On May 16, 2011, the Company, EREF and HCP entered into that certain Amendment to Senior Secured Subordinated Notes (the “Note Amendment”), in the form attached hereto as Exhibit 17, pursuant to which, among other things, (i) the maturity date of the Notes were extended to November 25, 2011 and (ii) the Company issued, at a purchase price of $0.251 per share in lieu of the cash payment by the Issuer of certain interest due under the Notes , 185,207 shares of Common Stock to HCP and 181,896 shares of Common Stock to EREF. As of the date of this filing, the Company has not redeemed or otherwise prepaid any portion of the principal amount of the Notes pursuant to the Note Amendment.

On July 24, 2011, the Company and each of the directors of the Company, including MH, entered into letter agreements in the form attached hereto as Exhibit 18 (the “Indemnification Agreements”), pursuant to which the Company agreed to indemnify each director, subject to certain exceptions described therein, against certain liabilities arising:

(i)	by reason of the fact that such director is or was a director, officer, employee or agent of the Company or any subsidiary of the Company,

(ii)	by reason of any action or inaction on the part of such director taken in the capacity of a director, officer, employee or agent of the Company or any subsidiary of the Company,

(iii)
by reason of the fact that such director is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or

(iv)	by reason of the fact that such director is or was serving at the request of the Company in any capacity with respect to any employee benefit plan.

Among other things, the Indemnification Agreements require the Company to indemnify the directors and MH in the event of certain proceedings and to advance expenses as provided in the Indemnification Agreements.

On July 25, 2011, the Company, CACI, Inc.—Federal, a Delaware corporation (“Parent”), and CACI Newco Corporation, a Nevada corporation and wholly-owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Paradigm, with Paradigm continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”).

CUSIP No. 69901V106	SCHEDULE 13D	Page 8 of 11 Pages

At the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than (i) shares held in the treasury of the Company and shares owned by Parent, Merger Sub, or any subsidiary of Parent or the Company (which shares will be cancelled) and (ii) shares in respect of which dissenter’s rights have been properly exercised under Chapter 92A of the Nevada Revised Statutes, will be converted into the right to receive an amount in cash equal to the Common Merger Consideration (as defined in the Merger Agreement), which as of the date of the Merger Agreement was estimated to be equal to approximately $0.2913 per share.

On July 25, 2011, the Company and Parent entered a Stockholder Support Agreement (the “Support Agreement”) with EREF and HCP (the “Hale Investors”) in the form attached hereto as Exhibit 19.  The Support Agreement, among other things, (i) requires the execution of a consent to the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) requires that in the event of a stockholder meeting the Hale Investors will vote in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and against any adverse proposal, (iii) appoints Parent or its designee as each of the Hale Investor’s proxy and attorney-in-fact to vote such Hale Investor’s shares in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and against any adverse proposal, (iv) restricts the transfer of the Hale Investor’s securities and (v) provides a general release, effective as of the Merger, of certain claims against the Company and certain other identified persons and entities.

On July 25, 2011, the Company, Parent and the Hale Investors entered into the Preferred Stock, Warrant and Note Termination Agreement (the “Termination Agreement”) in the form attached hereto as Exhibit 20.  The Termination Agreement, among other things, (i) provides for the cancellation of the shares of Series A-1 Preferred Stock, the Warrants and the Notes held by the Hale Investors in exchange for the right to receive the Preferred Share Merger Consideration (as defined in the Termination Agreement), the Preferred Warrant Merger Consideration (as defined in the Termination Agreement) and the Senior Note Merger Consideration (as defined in the Termination Agreement), respectively, and (ii) restricts the transfer of the Series A-1 Preferred Stock, the Warrants and the Notes except under certain limited circumstances.  Pursuant to the Termination Agreement, the Company remains obligated to make certain payments and redemptions pursuant to the terms of the Series A-1 Preferred Stock, the Warrants, the Notes and Certificate of Designations until the effective time of the Merger.

The Preferred Share Merger Consideration, the Preferred Warrant Merger Consideration and the Senior Note Merger Consideration are potentially less favorable to the Hale Investors than what their rights would have been upon the Merger under the terms of the Series A-1 Preferred Stock, the Notes and the Warrants.  The Termination Agreement also provides that until the earlier of the effective time of the Merger or the termination of the Merger Agreement, that, for so long as certain specified events do not occur, the Hale Investors will refrain from exercising any of their rights or remedies that may exist as a result of any Event of Default (as such term is defined in the Notes and the Certificate of Designations, as applicable).  In consideration of these agreements by the Hale Investors, the Termination Agreement provides that the Company will reimburse the Hale Investor’s reasonable legal fees in connection with the contemplated transactions.

The foregoing description of the terms of the Indemnification Agreements, the Support Agreement and the Termination Agreement is not complete and is qualified in its entirety by reference to such documents, copies of which are attached as Exhibits 18-20 to this Statement and incorporated herein by reference.

Upon consummation of the transactions contemplated in the Merger Agreement and the Termination Agreement, the Reporting Persons will cease to beneficially own any shares of Common Stock, Series A-1 Preferred Stock, Warrants and Notes.

CUSIP No. 69901V106	SCHEDULE 13D	Page 9 of 11 Pages

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is being amended and restated as follows:

(a) See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

In addition to the rights provided by law and otherwise provided in the Certificate of Designations with respect to the Series A-1 Preferred Stock, the Hale Investors are entitled to vote on all matters as to which holders of Common Stock shall be entitled to vote, in the same manner and with the same effect as such holders of Common Stock, voting together with the holders of Common Stock as one class (including, without limitation, with respect to the Merger), and, except as specifically required by applicable law, the holders of the Common Stock may not vote as a separate class from the Hale Investors on any matter.  Each share of Series A-1 Preferred Stock entitles the Hale Investors to such number of votes as shall equal the quotient of (x) the total number of shares of Common Stock issuable upon exercise of all Class A Warrants then outstanding, divided by (y) the total number of shares of Series A-1 Preferred Stock then outstanding.

(b) See Items 7 through 10 of the cover pages to this Statement for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct disposition.

As of the time of this filing, in each case, with respect to any matters as to which holders of Common Stock and Series A-1 Preferred Stock vote together as a single class, including, without limitation, the Merger, each of the following Reporting Persons has the shared power to vote or to direct the vote (as calculated based on 33,815,518 shares of Common Stock outstanding as described in Section 4.2 of the Merger Agreement and assuming the Warrants are not exercised at such time) as follows:

(i)           HCP has shared power to vote or direct the vote of 42,075,409 votes (including 40,160,450 votes with respect to the Series A-1 Preferred Stock held by HCP), which represents 37.10% of the voting power in all matters on which the holders of Common Stock and Series A-1 Preferred Stock vote together as a single class;

(ii)          EREF has shared power to vote or direct the vote of 41,322,868 votes (including 39,442,154 votes with respect to Series A-1 Preferred Stock held by EREF), which represents 36.43% of the voting power in all matters on which the holders of Common Stock and Series A-1 Preferred Stock vote together as a single class;

(iii)         HFP has shared power to vote or direct the vote of 42,075,409 votes (including 40,160,450 votes with respect to the Series A-1 Preferred Stock held by HCP), which represents 37.10% of the voting power in all matters on which the holders of Common Stock and Series A-1 Preferred Stock vote together as a single class;

(iv)         HFM has shared power to vote or direct the vote of 41,322,868 votes (including 39,442,154 votes with respect to Series A-1 Preferred Stock held by EREF),which represents 36.43% of the voting power in all matters on which the holders of Common Stock and Series A-1 Preferred Stock vote together as a single class; and

(v)          MH has shared power to vote or direct the vote of 83,398,277 votes (including 79,602,604 votes with respect to Series A-1 Preferred Stock held by the Hale Parties), which represents 73.53% of the voting power in all matters on which the holders of Common Stock and Series A-1 Preferred Stock vote together as a single class.

Reference is hereby made to the description in Item 4 above of the Note Amendment, the Support Agreement and the Termination Agreement.

The foregoing description of the terms of the Note Amendment, the Support Agreement and the Termination Agreement is not complete and is qualified in its entirety by reference to such documents, copies of which are attached as Exhibits 17, 19 and 20 to this Statement and incorporated herein by reference.

Upon consummation of the transactions contemplated in the Merger Agreement, the Reporting Persons will cease to beneficially own any shares of Common Stock, Series A-1 Preferred Stock, Warrants and Notes.

(c) Except as set forth herein, none of the Reporting Persons have effected any transaction in the Issuers stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Schedule 13D is being amended to include the following:

Reference is hereby made to the description in Item 4 above of the Note Amendment, the Indemnification Agreements, the Support Agreement and the Termination Agreement.

The foregoing description of the terms of the Note Amendment, the Indemnification Agreements, the Support Agreement and the Termination Agreement is not complete and is qualified in its entirety by reference to such documents, copies of which are attached as Exhibits 17-20 to this Statement and incorporated herein by reference.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Amended Schedule 13D is being amended to include the following:

Exhibit 17   Form of Note Amendment (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10Q for the period ended March 31, 2011 and filed with the Securities and Exchange Commission on May 16, 2011)

Exhibit 18  Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2011)

CUSIP No. 69901V106	SCHEDULE 13D	Page 10 of 11 Pages

Exhibit 19	Form of Support Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2011)

Exhibit 20	Form of Termination Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2011)

CUSIP No. 69901V106	SCHEDULE 13D	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2010

HALE CAPITAL PARTNERS, LP

By:	/s/ Martin M. Hale, Jr.
Martin M. Hale, Jr., its Chief Executive Officer

HALE FUND PARTNERS, LLC

By:	/s/ Martin M. Hale, Jr.
Martin M. Hale, Jr., its Chief Executive Officer

EREF PARA, LLC

By: Hale Fund Management, LLC, its Managing
Member

By:	/s/ Martin M. Hale, Jr.
Martin M. Hale, Jr., its Chief Executive Officer

HALE FUND MANAGEMENT, LLC

By:	/s/ Martin M. Hale, Jr.
Martin M. Hale, Jr., its Chief Executive Officer

/s/ Martin M. Hale, Jr.
Martin M. Hale, Jr.